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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mobile Mini, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

60740F105

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP No. 60740F105			Page 2 of 7

1.	Name of Reporting Person: Richard E. Bunger		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 231,728

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 231,728

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 231,728

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.60%

12.	Type of Reporting Person: IN

13G
CUSIP No. 60740F105			Page 3 of 7

1.	Name of Reporting Person: Barbara M. Bunger		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 565,153

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 565,153

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 565,153

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.90%

12.	Type of Reporting Person: IN

13G
CUSIP No. 60740F105			Page 4 of 7

1.	Name of Reporting Person: REB/BMB Family Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Arizona

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 565,153

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 565,153

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 565,153

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.90%

12.	Type of Reporting Person: PN

13G
CUSIP No. 60740F105	Page 5 of 7

Item 1.

	(a)	Name of Issuer	Mobile Mini, Inc.

	(b)	Address of Issuer’s Principal Executive Offices	7420 South Kyrene Road Suite 101 Tempe, Arizona 85283

Item 2.

	(a)	Name of Person Filing	Richard E. Bunger

	(b)	Address of Principal Business Office or, if none, Residence	7420 South Kyrene Road Suite 101 Tempe, Arizona 85283

	(c)	Citizenship	United States Citizen

	(d)	Title of Class of Securities	Common Stock, par value $.01 per share

	(e)	CUSIP Number	60740F105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4A.	Ownership.		Richard E. Bunger

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 231,728

	(b)	Percent of class: 1.60%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 231,728

		(ii)	Shared power to vote or to direct the vote 0

		(iii)	Sole power to dispose or to direct the disposition of 231,728

		(iv)	Shared power to dispose or to direct the disposition of 0

Item 4B.		Ownership.	For Each of Barbara M. Bunger and the REB/BMB Family Partnership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 565,153

(b)	Percent of class: 3.90%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote 565,153

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CUSIP No. 60740F105	Page 6 of 7

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 565,153

Item 5.	Ownership of Five Percent or Less of a Class

     This statement is being filed to report the fact that as of the date hereof each reporting person named in Item 1 has ceased to be the beneficial owner of more than five percent of the common stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

     Richard E.Bunger and Barbara M. Bunger are divorced. Richard E. Bunger has no beneficial ownership interest in shares of the Issuer’s common stock beneficially owned by REB/BMB Family Limited Partnership

Item 10.	Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004

Date
/s/ Richard E. Bunger

Richard E. Bunger

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CUSIP No. 60740F105	Page 7 of 7

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)